                                   SCHEDULE TO
                                (AMENDMENT NO. 3)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         HAMPTON ROADS BANKSHARES, INC.
                       (Name of Subject Company (Issuer))

                         HAMPTON ROADS BANKSHARES, INC.
                       (Name of Filing Person, the Issuer)

                         COMMON STOCK, $0.625 PAR VALUE
                         (Title of Class of Securities)

                                 Jack W. Gibson
                      President and Chief Executive Officer
                         Hampton Roads Bankshares, Inc.
                                201 Volvo Parkway
                           Chesapeake, Virginia 23320
                                 (757) 436-1000
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 with a copy to:
                                 Cindy A. Sabol
                             Chief Financial Officer
                         Hampton Roads Bankshares, Inc.
                                201 Volvo Parkway
                           Chesapeake, Virginia 23320

                            CALCULATION OF FILING FEE

         Transaction valuation*                     Amount of filing fee:
              $3,000,000                                    $600.00

*Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 375,000 shares of Common Stock of Hampton Roads Bankshares, Inc. at the maximum tender offer purchase price of $8.00 per share in cash.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11
(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $600.00                   Form or Registration Number:     Schedule TO
    Filing Party: Hampton Roads Bancshares, Inc.      Date Filed:                      December 14,2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [X]

         This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO relates to the tender offer by Hampton Roads Bancshares, Inc., a Virginia corporation, to purchase up to 375,000 shares of its common stock at a price of $8.00 per share as described in Hampton Roads Bancshares, Inc.'s Schedule TO filed December 14, 2001 as amended on January 9, 2002, and January 11, 2002 ("Schedule TO"). Hampton Roads Bancshares, Inc.'s offer is made on the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 2001, which was previously filed as Exhibit (a)(1) to the Schedule TO (the "Offer to Purchase") and the related Letter of Transmittal.

         This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO is filed for the purpose of amending Item 4 as indicated herein.

ITEM 4.      TERMS OF THE TRANSACTION

         Item 4 of Schedule TO is hereby amended and supplemented as follows:

         The Tender Offer expired at 5:00 p.m., Eastern time, on February 14, 2002. Pursuant to the Offer to Purchase, 64,917 shares of the common stock of Hampton Roads Bankshares, Inc., were validly tendered, not withdrawn and accepted for purchase by Hampton Roads Bankshares, Inc., at the purchase price of $8.00 per share.

                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2002

                                          Hampton Roads Bankshares, Inc.

                                     by:  /s/ Jack W. Gibson
                                          -------------------------------------
                                          Jack W. Gibson
                                          President and Chief Executive Officer